# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CID HoldCo, Inc., CIK 0002033770
CUSIP: 171756109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5661 S Cameron St, Suite 100, Las Vegas, Nevada (NV), 89118
Date of event which requires filing of this statement: 06/18/2025
Filed by CIK 0002095777
Persons authorized to receive notices and communications: William Tremaine Reny, 9 Hawk Ridge Drive, Las Vegas, Nevada (NV), 89135, (719) 330-7051

## Reporting persons
- William Tremaine Reny (CIK 0002095777): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,967,391; shared voting power 0; sole dispositive power 4,967,391; shared dispositive power 0; aggregate amount beneficially owned 4,967,391 (17.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CID HoldCo, Inc.
Address of issuer's principal executive offices: 5661 S Cameron St, Suite 100, Las Vegas, Nevada (NV), 89118

## Item 2. Identity and Background
Name of person filing: William Tremaine Reny
Residence or business address: 9 Hawk Ridge Drive, Las Vegas, Nevada 89135
Present principal occupation or employment: William Tremaine Reny is the founder and former Chief Experience Officer of SEE ID, Inc., which became a wholly owned subsidiary of the Issuer in connection with the transactions described in Item 4 of this Statement.
Criminal convictions in the last five years: During the last five years, William Tremaine Reny has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, William Tremaine Reny has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Statement is incorporated into this Item 3 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 18, 2025 (the "Closing Date"), the Issuer acquired SEE ID, Inc., a Nevada corporation ("SEE ID"), in accordance with the terms of a Business Combination Agreement, dated March 18, 2024 (the "Business Combination Agreement"), by and among the Issuer, ShoulderUp Technology Acquisition Corp, a Delaware corporation ("SUAC"), ShoulderUp Merger Sub, Inc., a Delaware corporation ("ShoulderUp Merger Sub"), SEI Merger Sub, Inc., a Delaware corporation ("SEI Merger Sub" and, together with ShoulderUp Merger Sub, the Merger Subs), and SEE ID. Pursuant to the Business Combination Agreement, ShoulderUp Merger Sub merged with and into SUAC (the "ShoulderUp Merger"), with SUAC surviving the ShoulderUp Merger as a wholly owned subsidiary of the Issuer, and, simultaneously with the ShoulderUp Merger, SEI Merger Sub merged with and into SEE ID (the "SEE ID Merger" and, together with the ShoulderUp Merger, the "Mergers"), with SEE ID surviving the SEE ID Merger as a wholly owned subsidiary of the Issuer (together with the Mergers and the other transactions contemplated by the Business Combination Agreement, the "Business Combination").

The consideration payable to the shareholders of SEE ID in connection with the Business Combination was equal to a number of shares of Common Stock equal to the quotient of (i) $171,635,010 divided by (ii) $10.00.

All of the shares of Common Stock held by William Tremaine Reny (the "Reporting Person") and reported herein were acquired by the Reporting Person in connection with the Business Combination.

The foregoing description of the Business Combination and the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 99.1 to this Statement and is incorporated herein by reference.

The Business Combination Agreement has been filed herewith to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer or SEE ID. The Business Combination Agreement contains representations, warranties and covenants that SEE ID and SUAC, Issuer and the Merger Subs made to one another as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Business Combination Agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating its terms, including being qualified by confidential disclosures exchanged among the parties in connection with the execution of the Business Combination Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or securityholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

On September 8, 2025, the Reporting Person filed a complaint in the District Court of Clark County, Nevada against SEE ID, Inc., Charles Maddox, and Ed Nabrotzky (collectively, the "Defendants") seeking damages in excess of $15,000, interest, statutory damages and penalties, records production, injunctive relief as appropriate, an accounting, reasonable attorney's fees and costs and punitive damages. The complaint alleges: (A) breaches of the Reporting Person's employment agreement, and an implied covenant of good faith and fair dealing in respect thereof, by, among other things, (i) terminating the Reporting Person's employment for "cause" despite the Reporting Person's assertion that he had duly performed all of his obligations under any agreements, (ii) failing to pay the Reporting Person certain compensation and benefits that are due and owing to him, and (iii) arbitrarily refusing to allow the Reporting Person to transfer shares to a third-party; (B) tortious interference with a contract, tortious interference with prospective economic advantage, and conspiracy/concert of action by Messrs. Maddox and Nabrotzky in connection with the Reporting Person's agreement with a third party concerning the purchase of a home by, among other things, failing to approve the Reporting Person's transfer of shares of stock; (C) conversion as the Reporting Person's money, stock and other economic activities were actually and/or constructive stolen by Defendants; (D) failure to timely produce business records pursuant to Chapter 78 of the Nevada Revised Statutes; and (E) unjust enrichment.

A copy of the complaint is filed herewith as Exhibit 99.2.

Except as described herein or as would occur upon or in connection with the completion of, or following, any of the actions discussed herein, the Reporting Person does not have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. However, depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, any outcomes relating to the complaint referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his investments in the Issuer, alone, as a group, or with others, that may relate to or result in one or more of the events described in the aforementioned subparagraphs, such as engaging in communications with the Issuer's board of directors and stockholders respecting strategies to enhance stockholder value by, among other initiatives, amending the Issuer's Amended and Restated Certificate of Incorporation to declassify the Issuer's board of directors such that the current division of the board of directors into three classes of directors serving staggered three-year terms will be eliminated, resulting in all directors being elected annually, and/or changing the composition of the board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 of the cover page. Percentage ownership is based on 27,773,322 shares of the Issuer's outstanding common stock as of November 10, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 - 10 of the cover page and the information set forth in Item 2 of this Statement, which is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Statement is incorporated herein by reference.

At the closing of the Business Combination, William Tremaine Reny (the "Reporting Person") entered into a Registration Rights and Lock-Up Agreement with the Issuer, pursuant to which, (1) subject to certain exceptions, the Reporting Person may not transfer or make any public announcement of any intention to effect a transfer of any of the equity interests of securities of the Issuer beneficially owned by the Reporting Person during the period ending 180 days after the Closing Date; and (2) the Reporting Person is entitled to certain "shelf" and "piggyback" registration rights. The Registration Rights and Lock-Up Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto (including the Reporting Person) against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended. The foregoing description of the Registration Rights and Lock-Up Agreement is a summary only and is qualified by reference to such description and the full text of the Registration Rights and Lock-Up Agreement, which is filed as Exhibit 99.3 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1: Business Combination Agreement, dated as of March 18, 2024, by and among ShoulderUp Technology Acquisition Corp., CID HoldCo, Inc., ShoulderUp Merger Sub, Inc., SEI Merger Sub, Inc., and SEE ID, Inc. (incorporated by reference to Exhibit 2.1 of the CID HoldCo, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 11, 2024)

99.2: Complaint of William Reny filed with the District Court of Clark County, Nevada on September 8, 2025 (Case No: A-25-927470-C) (filed herewith)

99.3: Registration Rights and Lock-Up Agreement, dated June 18, 2025, by and among CID Holdco, Inc. and the parties thereto (incorporated by reference to Exhibit 10.10 to CID HoldCo, Inc.'s Current Report on Form 8-K filed with the S Securities and Exchange Commission on June 26, 2025)

## Signatures
- William Tremaine Reny: /s/ William Tremaine Reny, William Tremaine Reny (11/14/2025)